Exhibit 99.2

TERMINATION OF JOINT FILING AND SOLICITATION AGREEMENT

March 14, 2025

Pursuant to Section 10 of that certain Joint Filing and Solicitation Agreement, dated December 2, 2024 (together with the Joinder thereto dated March 11, 2025, the “JFSA”), Stadium Capital Management, LLC, on behalf of itself and the other members of Stadium Capital (as defined in the JFSA), is hereby delivering a written notice of termination of the JFSA to each of Kevin Baker, Gary T. Fazio, Jeffrey T. Jackson, Patrick A. Hopf and Jessica M. Prager. Accordingly, the JFSA is hereby terminated effective immediately.

Very truly yours,

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
Name:	Alexander M. Seaver
Title:	Manager